350 East Las Olas Boulevard, Suite 1750

Ft. Lauderdale, FL 33301-4268

Telephone: 954-991-5420

Facsimile: 844-670-6009

http://www.dickinsonwright.com

Clint J. Gage

CGage@dickinsonwright.com

954-991-5425

December 10, 2024

Ruairi Regan

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Property Bonds 2, Inc.
Post-Qualification Amendment on Form 1-A
Filed September 27, 2024
File No. 024-12206

Dear Mr. Regan:

We serve as counsel to Worthy Property Bonds 2, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated November 5, 2024, on behalf of the Company. Where applicable, revisions have been made to the Company’s Amended Offering Statement, which has been filed as Amendment No. 5 (“Amendment 5”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Amended Offering Statement on Form 1-A

General

1. We note your revisions in response to prior comment 1 and reissue the comment in part. Please revise the cover page, as well as the disclosure throughout the offering statement, to clarify that you will file a post-qualification amendment or a supplement to the offering statement to announce any increase in the interest rate above the 6% base rate, or any extension of the current offering of higher rates. Please remove the language that the SEC could, in the event of a review, determine that the foregoing increases in interest rates should have been filed via a post-qualification amendment or supplement, since the obligations under Regulation A are clear in this regard.

Response:

The Company has, in Amendment 5, revised, to the extent not already revised, the cover page of the Offering Statement, as well as the disclosure throughout the Offering Statement, (i) to clarify that the Company will file a post-qualification amendment or a supplement to the Offering Statement to announce any increase in the interest rate above the 6% base rate, or any extension of the current offering of higher rates, and (ii) to remove the language that the SEC could, in the event of a review, determine that the foregoing increases in interest rates should have been filed via a post-qualification amendment or supplement.

United States Securities and Exchange Commission December 10, 2024 Page 2	Dickinson Wright PLLC

2. Please update the disclosure throughout the offering circular as of the most recent practicable date. For instance, we note the Form 1-U filed September 12, 2024 stating that Richard Alterman, Vice President and Chief Operating Officer resigned on August 31, 2024 from all positions with Worthy Property Bonds 2, Inc.

Response:

The Company has, in Amendment 5, updated the disclosure throughout the Offering Circular as of the most recent practicable date, including, but not limited to, the removal of Richard Alterman from the Offering Circular.

Worthy App, Page 41

3. We note your revised disclosure in the offering statement in response to prior comment 2 regarding the round-up program. Please revise to confirm that the Company will deliver a copy of the current offering circular in accordance with Rule 251(d)(1)(iii) of Regulation A, in connection with any round-up transaction. Also, please revise Exhibit 4.3 to reflect the revised terms of the program.

Response:

The Company has, in Amendment 5, revised (i) the disclosure in the Offering Circular to confirm that the Company will deliver a copy of the current Offering Circular in accordance with Rule 251(d)(1)(iii) of Regulation A, in connection with any round-up transaction, and (ii) Exhibit 4.3 to reflect the revised terms of the program.

Worthy Property Bond 2 Referral Program, Page 55

4. We note your response to prior comment 3. Please include a risk factor describing potential risks of rescission under Section 29(b) of the Exchange Act if one of the involved persons is found to be acting as an unregistered broker-dealer.

Response:

The Company has, in Amendment 5, updated the Offering Circular by adding the following risk factor describing rescission under Section 29(b) of the Exchange Act if one of the involved persons is found to be acting as an unregistered broker-dealer:

If any existing investors who are awarded Referral Bonds for referring persons to open a new account on the Worthy Fintech Platform are deemed to be acting as an unregistered broker-dealer, the Company could face potential liability including the risk of rescission rights in favor of its investors under US federal securities laws.

A person in the business of effecting securities transactions in the United States is generally subject to registration with the SEC as a “broker” or “dealer” under the Exchange Act. Section 29(b) of the Exchange Act provides that any contract made in violation of any provision of the Exchange Act is voidable as to the rights of any person in violation of the relevant Exchange Act provision.

United States Securities and Exchange Commission December 10, 2024 Page 3	Dickinson Wright PLLC

Under our Bond Referral Program, the Company may award a Referral Bond, at no charge, to existing investors who meet certain eligibility standards and refer persons to open a new account on the Worthy Fintech Platform. The persons referred by such existing investors are not required to purchase a Worthy Property 2 Bond or any other security or even fund their account, in order for such existing investors to be eligible to be awarded a Referral Bond. Instead, the person referred under the Referral Program need only open a new account on the Worthy Fintech Platform, and comply with other applicable Referral Program rules, in order for the existing investor who referred them to be eligible for a Referral Bond.

The Company believes that by making such referrals and receiving a Referral Bond, existing investors are not engaging in broker-dealer activity and thus not subject to the broker-dealer registration requirements under the Exchange Act, because they are not receiving commission or any other form of transaction-based compensation. However, if any existing investors who are awarded Referral Bonds for referring persons to open an account with the Company are deemed to be acting as an unregistered broker-dealer, the Company will be exposed to potential liability including the risk of rescission under Section 29(b) of the Exchange Act.

Worthy Property Bonds Rewards Program, Page 57

5. We note that you continue to retain broad discretion to add additional programs under the Bond Reward Program; therefore, we reissue prior comment 4. Given you have not disclosed all of the terms under which the rewards may be earned and appear to reserve the right to disclose and change those terms from time to time it remains unclear how you concluded that offering securities from time to time in this manner is consistent with Securities Act Rule 251(d)(3)(i)(F). Please revise your offering to clearly describe all of the terms under which rewards may be issued.

Response:

The Company has, in Amendment 5, updated the Offering Circular to (i) clarify that it has not offered any additional programs under the Bond Reward Program and will not do so, and (ii) to very clearly describe all of the terms under which rewards may be issued under the Bond Reward Program.

Risk Factors

The Company may be subject to fines and penalties for failure to timely files reports and amendments with the SEC, Page 23.

6. We refer to your disclosure stating that the interest rate payable on the WPB2 Bonds changed from 5.5% APY at qualification on June 21, 2023, to 6% APY effective August 15, 2023, to 7% APY effective November 13, 2023 and that such changes in interest rates were only disclosed by the Company on Form 1-U Current Reports. Accordingly, it appears that 1) you modified the terms of the outstanding 5.5% APY WPB2 Bonds and provided for a different interest rate (collectively, the “Modifications”) and 2) you issued a new class or classes of WPB2 Bonds with an interest rate other than the 5.5% APY as qualified in your offering statement on June 21, 2023 or in a post-qualification amendment (collectively, the “Subsequent Issuances”). Please provide your detailed analysis as to whether the Modifications involved the issuance of a new security, the offer and sale of which either must be registered or subject to a valid exemption under the Securities Act of 1933. To the extent you intend to rely on the exemption in Section 3(a)(9) of the Securities Act of 1933, please explain the basis for your reliance. Please also provide a detailed analysis on how the Subsequent Issuances complied with Regulation A or another valid exemption from registration and were consistent with the requirements of Section 5 of the Securities Act of 1933.

United States Securities and Exchange Commission December 10, 2024 Page 4	Dickinson Wright PLLC

Please revise this risk factor to eliminate all mitigating language and appropriately quantify in the revised risk factor the amount of securities sold that may not have an available exemption.

Response:

The Company respectfully advises the Staff that it does not believe that the Modifications resulted in the issuance of a new security or otherwise an offer or sale of a security. Whether the Modifications involved the issuance of a new security turns on the ‘economic reality’ of the Modifications and whether the Modifications constituted a fundamental change in the nature of the existing bond holders’ investment in the WPB2 Bonds. Rathborne v. Rathborne, 683 F.2d 914, 920 (5th Cir. 1982). Although the Commission has not defined the term “fundamental change”, the standard for a “fundamental change in the nature of an investment” in Staff no-action letters has consistently focused on whether the amendments would significantly alter the financial terms or basic nature of the existing securities. For example, in Eaton Corp., the Staff took a no-action position, without passing upon the question of whether there was a new security, in response to a request asserting that the elimination of covenants restricting funded debt and indebtedness of restricted subsidiaries in exchange for an increase in the interest rate and addition of a cross-default provision relating to its other existing debt should not result in the creation of a new “security” within the meaning of Section 2(a)(1) of the Securities Act. Eaton Corp., SEC No-Action Letter, 1981 WL 26473 (Jan. 30, 1981). Additionally, in NCNB Corp., the Staff took a no-action position, without passing upon the question of whether an offer or sale of a security was involved, with respect to NCNB Corp’s modification of certain indenture restrictions applicable to publicly held debt in exchange for increased interest rates with respect to such debt. NCNB Corp., SEC No-Action Letter, 1982 WL 30443 (publicly available Mar. 11, 1982). In its request for no-action, NCNB Corp. asserted that the increase in the interest rate and the modification of borrowing restrictions did not change the fundamental nature of the investment of the debt holders.

The Company avers that the Modifications to the WPB2 Bonds were temporary and similar in magnitude to the changes to existing securities reflected in the cited no-action letters. Moreover, the Company submits that where a security holder receives the additional benefit of a temporary increase in interest rate at no cost or other detriment (such as any loss of rights) to the security holder, then the economic reality is that the security holder has not experienced a fundamental change in the nature of their investment position and therefore has not been subjected to a new investment decision.

Nevertheless, even if the Modifications were deemed to constitute the offering or sale of a new security, such transactions could be characterized as an exchange of securities of the Company with its existing security holders exclusively with no additional consideration and no paid solicitation, and therefore the Modifications would be exempt from the registration requirements of the Act pursuant to Section 3(a)(9) thereof.

United States Securities and Exchange Commission December 10, 2024 Page 5	Dickinson Wright PLLC

With respect to the Subsequent Issuances, the Company neither admits nor contests the implication by the Staff that the Company could be liable for violating Section 5 of the Securities Act.

Further, the Company has, in Amendment 5, updated the Offering Circular by revising the risk factor “The Company may be subject to fines and penalties for failure to timely files reports and amendments with the SEC including annual reports, semi-annual reports, current reports and post-qualification amendments”, and to add the risk factor “The Company may be subject to fines and penalties for its failure to file and have qualified a post-qualification amendment prior to its modification of certain terms of its outstanding Worthy Property 2 Bonds”, as follows. :

The Company may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, including annual reports, semi-annual reports, current reports, post-qualification amendments, and supplements.

The SEC requires Regulation A issuers to file certain reports, supplements and amendments after an offering has been qualified to sell to investors. Specifically, issuers are required to file annual and semi-annual reports and current reports reflecting certain changes and events that are material to investors. Further, post-qualification amendments must be filed for ongoing offerings at least every 12 months after the qualification date to include the financial statements that would be required by Form 1–A as of such date; and post-qualification amendments or supplements are required to be filed to reflect any facts or events arising after the qualification date of the offering statement (or the most recent post-qualification amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the offering statement. Any failure to timely file the foregoing could result in SEC fines, penalties, or other enforcement actions, including, in certain circumstances, to a rescission offering, which could potentially negatively impact the financial status of the company involved, and any investments therein.

The Company may be subject to fines and penalties for its failure to file and have qualified a post-qualification amendment prior to its modification of certain terms of its outstanding Worthy Property 2 Bonds.

An issuer is not permitted to use an offering circular supplement to fundamentally change the information set forth in the offering statement. Instead, such changes require either a new offering statement or a post-qualification amendment, each of which must be qualified by the SEC. A fundamental change may be present when an issuer changes the interest rate of securities offered under Regulation A from the qualified interest rate. The Company increased the interest rate payable on Worthy Property 2 Bonds from 5.5% APY at qualification on June 21, 2023, to 6% APY effective August 15, 2023, and to 7% APY effective November 13, 2023. The foregoing increases in interest rates from the qualified interest rate were disclosed by the Company on Form 1-U Current Reports based on our view that the modification of the Worthy Property 2 Bonds by increasing the interest rates was not so substantial that it might be deemed to be a fundamental change of the Worthy Property 2 Bonds or the issuance of a new a security because the increases in interest rates were additional benefits to the bondholders without any meaningful cost.

If, however, it is determined that the foregoing increases in interest rates constituted fundamental changes to the Worthy Property 2 Bonds, then the Company could be subject to fines, penalties or other enforcement actions for its failure to file and have qualified post-qualification amendments or new offering statements prior to its issuance of Worthy Property 2 Bonds with the increased interest rates. Moreover, the Company may face liability for violation of Section 5 of the Securities Act of 1933 with respect to $16,377.801 of Worthy Property 2 Bonds, presently outstanding, with the increased interest rates without a post-qualification amendment or new offering statement.

Very truly yours,

/s/ Clint J. Gage
Clint J. Gage

CJG:sm

Enclosures